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                              October 25, 2021

       Cyrus Madon
       Chief Executive Officer
       Brookfield Business Corporation
       250 Vesey Street, 15th Floor
       New York, NY 10281-1021

                                                        Re: Brookfield Business
Corporation
                                                            Brookfield Business
Partners L.P.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed October 4,
2021
                                                            File No. 333-258347

       Dear Mr. Madon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2021 letter.

       Amendment No. 1 to Form F-1 Filed October 4, 2021

       Dividend Policy, page 74

   1. We note your response to comment 8 and and we continue to believe that it is appropriate that Brookfield
Business Corporation include disclosure which demonstrates, on a reasonable basis, its
ability to pay the disclosed dividend on a standalone basis. To the extent you wish to
continue to disclose an estimated dividend, please revise your filing to include the required
disclosures outlined in Rule 10(b) of Regulation S-K pertaining to projections and
forecasts. Your revised disclosure should also be prepared in accordance
                                                        with the AICPA   s
Prospective Financial Information Guide and in accordance with Rule
                                                        11-03 of Regulation
S-X.
 Cyrus Madon
Brookfield Business Corporation
October 25, 2021
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non-IFRS Measures, page 109

2.       We have reviewed your response to comment 15 to Net Operating Income.
Please
         provide us with a list of the items included in your other income (expense) adjustment and
         Unallocated Corporate expense adjustment. Additionally, please address your consideration of Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.04.
Combined Carve-Out Statements of Operating Results, page F-6

3. It appears that you have presented your expenses by function, except for depreciation and amortization expense, which appears to be presented by the nature of the expense. Please support you presentation under IAS 1 or present all of your expenses by function and present a measure of direct operating costs that is complete. Please refer to paragraphs 15,
         29, 99 and 103 of IAS 1. We also note your presentation of the components of direct operating costs in Note 20 that presents amounts that are both by function and by nature.
         Please revise your footnote disclosure to present the components of direct operating costs by nature.
Exhibit Index, page II-5

4.     We note your response to comment 17 that    the Bilateral Facilities are
actually 20
       separate agreements with 20 separate financial institutions    with
individual facilities of up
       to $150 million each. However, your disclosure on pages 52, 119 and 171 indicates that
       BBUC may be executing a single guarantee of the partnership   s
obligations under these
       facilities. We also note from page F-13 of the partnership   s annual
report that an August
       2020 agreement increased the total amount available under these facilities by $500 million, more than any individual facility identified in your response. Please revise your registration statement to clarify the terms of these facilities and
include BBUC   s guarantee
FirstName LastNameCyrus Madon
       of the Bilateral Facilities in your list of material contracts on page 226 and include this
Comapany    NameBrookfield
       guarantee               Business
                   in your Exhibit  Index.Corporation
                                            In the alternative, please provide
us with you analysis
Octoberfor
         25,why
             2021a guarantee
                    Page 2 of up to $2,075 million in the aggregate is not material for BBUC.
FirstName LastName
 Cyrus Madon
FirstName
Brookfield LastNameCyrus  Madon
           Business Corporation
Comapany
October 25,NameBrookfield
            2021           Business Corporation
October
Page 3 25, 2021 Page 3
FirstName LastName
       You may contact Howard Efron at (202) 551-3439 or Isaac Esquivel at
(202) 551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Mile Kurta, Esq.